PRESS RELEASE

May 7, 2008

1Q08 ACTIVITY INDICATORS

LIFE & SAVINGS

NEW BUSINESS VOLUME (APE1) DOWN 6%[2] TO EURO 1,939 MILLION
NEW BUSINESS MARGIN UP 0.4 PT2 TO 21.8%
POSITIVE NET INFLOWS OF EURO +4.0 BILLION

PROPERTY & CASUALTY

REVENUES UP 2%[2] TO EURO 8,885 MILLION
POSITIVE NET NEW PERSONAL CONTRACTS OF +263,000

ASSET MANAGEMENT

REVENUES UP 3%[2] TO EURO 1,071 MILLION
POSITIVE NET INFLOWS OF EURO +3.5 BILLION

“First quarter 2008 top-line performance proved resilient within the context of a turbulent market and evolving regulatory and tax environment in certain countries.” said Henri de Castries, Chairman of the AXA Management Board.

“Life new business volume was below last year's level, but new business margin was up 0.4 point and net new inflows were strong, reaching Euro 4 billion for the quarter, notably reflecting the successful roll-out of Accumulator products.”

“Our P&C business, up 2%, should accelerate its growth in the upcoming quarters confirming our positive outlook for 2008.”

“Asset management net inflows stayed in positive territory, demonstrating the enduring reputation for quality of AllianceBernstein and AXA Investment Managers franchises.”

“We remain confident in the strength of our business model and continue, in line with our Ambition 2012 program, to invest for our development.”

Numbers herein have not been audited. APE and NBV are both in line with the Group’s EEV disclosure. They are non-GAAP measures, which Management uses as key indicators of performance in assessing AXA’s Life & Savings business and believes to provide useful and important information to shareholders and investors. IFRS revenues are available in Appendix 3 of this release.

Notes are on page 9

1	Annual Premium Equivalent (APE) represents 100% of new business regular premiums + 10% of new business single premiums. APE is Group share.
2	Change is on a comparable basis and calculated at constant FX and scope.

KEY HIGHLIGHTS

Three months ended (Euro million, except when otherwise noted)	1Q07	1Q08	Change on a reported basis	Change
				Comp.(a) basis	Scope & Other	FX impact(b)
Life & Savings (Group share) APE NBV (c) NBV to APE margin Net inflows (Euro billion)	2,066 455 22.0% 4.8	1,939 423 21.8% 4.0	-6.2% -6.9% -0.2 pt	-6.3% -4.7% +0.4 pt	+5.4% +2.5%	-5.2% -4.6%
Property & Casualty revenues	8,625	8,885	+3.0%	+2.0%	+2.7%	-1.7%
International Insurance revenues	1,718	1,134	-33.9%	+5.0%	-36.9%	-2.0%
Asset Management Revenues Net inflows (Euro billion)	1,150 18.6	1,071 3.5	-6.8%	+3.3%	+0.1%	-10.2%
Total revenues	28,850	28,066	-2.7%	-0.5%	+1.3%	-3.5%

(a)	Change on a comparable basis was calculated at constant FX and scope.
(b)	Mainly due to continued appreciation of the Euro against US Dollar, Yen, GBP and CHF.
(c)
New Business Value is Group share. NBV for both 1Q07 and 1Q08 were computed using profitability factors by product from year-end 2007 unless hedged at current conditions in 1Q08. Economic and actuarial assumptions remained unchanged.

• Life & Savings new business volume (APE1) was down 6% to Euro 1,939 million on a comparable basis2 mainly due to:
-
Positive development in individual business in France (up 11%) and strong performance in most NORCEE[3] countries (Germany up 12%, Switzerland up 11% and CEE up 48%) as well as increasing Variable Annuities sales (up 12%) fuelled by European roll out of Accumulator products while US business remained resilient;

-
As expected, (i) slowdown in the UK and in Japan as a result of an adverse tax environment for Unit-linked bonds and Term products respectively and (ii) lower Universal Life sales in the United States in 1Q08 as a result of product re-pricing.

New business margin was up 0.4 point to 21.8%, as a result of improvement in both business mix (+0.2 pt) and country mix (+0.1 pt).
Unit-linked share was down from 49% to 45% as a result of unfavorable country mix (-2 points due to lower contribution from the US and the UK in total sales) and business mix (-2 points, mainly France).
Net new inflows were positive across the board reaching a strong Euro 4.0 billion in the first quarter, notably supported by lower outflows.

• Property & Casualty revenues increased by 2% to Euro 8,885 million on a comparable basis2, as growth in France (up 3%), the Mediterranean Region (up 8%) and Asia (up 16%) was partly offset by a flat contribution from the United Kingdom and decreases in Switzerland and Germany (both down 1%).
This solid performance resulted from positive new business volumes with Personal Motor and Household net new contracts reaching 246,000 and 17,000 contracts respectively as well as prices holding up well across the board. Both Personal lines and Commercial lines were up 2%.
High growth markets (Asia, Turkey, Morocco and Gulf region), contributing 6% of total revenues, were up 19%.
Growth should accelerate in the upcoming quarters as 1Q08 was impacted by declines in Germany and Switzerland which renew most of their business on January 1st.

• Asset Management revenues of AllianceBernstein and AXA Investment Managers increased by 3% to Euro 1,071 million on a comparable basis2, driven by higher average assets under management including positive net new inflows of Euro 3.5 billion.
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LIFE & SAVINGS

Life & Savings new business volume (APE1) was down 6% to Euro 1,939 million on a comparable basis2 mainly due to:

-
Positive development in individual business in France (up 11%) and strong performance in most NORCEE[3] countries (Germany up 12%, Switzerland up 11% and CEE up 48%) as well as increasing Variable Annuities sales (up 12%) fuelled by European roll out of Accumulator products while US business remained resilient;

-
As expected, (i) slowdown in the UK and in Japan as a result of an adverse tax environment for Unit-linked bonds and Term products respectively and (ii) lower Universal Life sales in the United States in 1Q08 as a result of product re-pricing.

New business margin was up 0.4 point to 21.8%, as a result of improvement in both business mix (+0.2 pt) and country mix (+0.1 pt).

Unit-linked share was down from 49% to 45% as a result of unfavorable country mix (-2 points due to lower contribution from the US and the UK in total sales) and business mix (-2 points, mainly France).

Net new inflows were positive across the board reaching a strong Euro 4.0 billion in the first quarter, notably supported by lower outflows.

Annual Premium Equivalent, Group share (Euro million) Three months ended	March 31, 2007	March 31, 2008	Change on a reported basis	Change on a comparable basis
Life & Savings	2,066	1,939	-6.2%	-6.3%
United States	555	418	-24.6%	-11.4%
France (a)	354	357	0.9%	-8.7%
United Kingdom	433	333	-23.2%	-13.3%
NORCEE (a) (b)	383	433	13.0%	6.6%
Asia Pacific (c)	305	299	-1.7%	-2.1%
Mediterranean Region	37	99	169.3%	-5.2%

New Business Value, Group share (Euro million) Three months ended	March 31, 2007	March 31, 2008	Change on a reported basis	Change on a comparable basis
Life & Savings	455	423	-6.9%	-4.7%
United States	96	68	-29.4%	-19.2%
France	65	47	-28.6%	-28.6%
United Kingdom	36	17	-51.7%	-45.5%
NORCEE (b)	120	146	21.3%	17.1%
Asia Pacific (c)	132	131	-0.5%	4.0%
Mediterranean Region	6	15	150.2%	44.1%

(a)	Change on a comparable basis included respectively Euro 37 million and Euro 12 million in 1Q07 of actual voluntary additional premiums for AXA France and AXA Switzerland.
(b)	Northern Central and Eastern Europe: Germany, Belgium, Switzerland and Central and Eastern Europe as Luxemburg’s APE and NBV are not yet modeled.
(c)	Including Japan, Australia/New-Zealand, Hong-Kong, South East Asia and China. South East Asia & China APE was not yet modeled in 1Q07 (change on a comparable basis includes 1Q07 APE and NBV).

The following comments are on a comparable basis.

• The United States new business APE decreased 11% mainly driven by the anticipated decline in Universal Life sales (down 59%) following product re-pricing. Variable Annuity sales for the core Accumulator products were up 3% offset by a decline in other Variable Annuity product sales in a context of a challenging market.

NBV was down 19% to Euro 68 million, primarily as a result of the negative impact of lower interest rates on Variable Annuity profitability, partly offset by the improvement in margin on Universal Life products due to product re-pricing. NBV margin was down 1.6 points to 16.2%.

• France new business APE was down 9% to Euro 357 million, outperforming the market, with strong growth in individual lines (up Euro 28 million or +11%) which was more than offset by a decrease in Group business (down Euro 61 million or -43%) due to the non recurrence of two large Group retirement contracts which totaled Euro 66 million in 1Q07.

NBV decreased by 29% to Euro 47 million as a result of a lower share of unit-linked sales (down from 27% to 15%) and the impact from lower volumes. NBV margin was down 3.6 points to 13.1%.

• In the United Kingdom, new business APE was down 13% to Euro 333 million, due in part to changes to relative competitiveness of Bond products as a result of the change in Capital Gains Tax (CGT) rates announced in 4Q07 (implemented in 1Q08), but also due to reduced sales of Cash offshore bonds, which have not been actively marketed since 1H07.

NBV decreased by 45% to Euro 17 million as a result of lower expense coverage as well as lower volumes. NBV margin was down 3.1 points to 5.2%.

• NORTHERN CENTRAL AND EASTERN EUROPE3

- Germany new business APE was up 12% to Euro 146 million as a result of strong TwinStar Riester sales partly offset by a decrease in the Health business due to the 2007 Reform (waiting period for new salaried employees to enter Private Health Insurance extended to three years).
NBV was up 29% to Euro 55 million as a result of improved business mix towards Variable Annuity products (unit-linked share up from 27% to 39%) and higher volumes. NBV margin was up 4.9 points to 37.3%.

- Switzerland new business APE was up 11% to Euro 157 million mainly due to successful annual renewal campaign in Group Life business (up 9%) as well as strong development in individual business (up 27%) showing good progress in unit-linked sales notably with AXA Comfort.
NBV was up 40% to Euro 47 million as a result of higher volumes and improved business mix. NBV margin was up 6.2 points to 29.7%.

- Belgium new business APE was down 13% to Euro 96 million due to a decrease in individual life sales (-17%) for both unit-linked and non unit-linked products partly offset by higher sales in Group Life (+40%).
NBV was down 11% to Euro 40 million as the lower volume effect was partly offset by an improvement in the business mix due to an increased proportion of high margin Group Life products. NBV margin was up 1.2 points to 41.7%.

- Central & Eastern Europe new business APE was up 48% to Euro 34 million, mainly driven by Poland and Czech Republic, with strong sales in life tax wrapper product and unit-linked contracts.
NBV was up 10% to Euro 5 million driven by higher volumes, partly offset by unfavorable business mix in Poland due to increased weight of lower margin life tax wrapper product. NBV margin was down 4.9 points to 13.9%.

• ASIA PACIFIC

- Japan new business APE decreased by 12% (Euro -20 million) to Euro 133 million due to the 2H07 discontinuation of Increasing Term products following changes in the tax environment (Euro -35 million), partly offset by (i) increased other Term sales (Euro +12 million) mainly coming from LTTP (Long Term Term Product),(ii) continued medical sales growth (Euro +5 million) and (iii) Variable Annuity sales which, due to the 2007-Q2 launch of a Yen-denominated Accumulator product, rose slightly in contrast to a market which experienced a double digit decline.

NBV increased by 2% to Euro 97 million as a result of the continued focus on higher margin products to offset negative volume effects. NBV margin was up 9.9 points to 72.9%.

- Australia/New-Zealand new business APE was up 5% to Euro 109 million mainly due to strong inflows through the Ipac network.

NBV was up 6% to Euro 9 million. NBV margin increased slightly to 8.3%.

- Hong Kong new business APE was down 6% to Euro 28 million. Growth in both traditional agency and bancassurance sales were more than offset by lower retirement sales through Hong Kong's broker channel and lower individual life sales from salaried advisers.

NBV was up 1% to Euro 16 million as the lower volumes were more than offset by an improvement in the business mix as a result of increased sales in the higher margin Traditional products. NBV margin improved 4.2 points to 57.0%.

- South East Asia & China new business APE was up 45% to Euro 28 million. Indonesia and Thailand experienced particularly strong growth, driven by increases in productivity of the bancassurance channels and continued expansion in agent numbers and productivity.

NBV was up 48% driven by volumes. NBV margin improved 0.5 point to 29.2%.

• MEDITERRANEAN REGION

- Mediterranean Region new business APE decreased by 5% to Euro 99 million as a result of a greater focus on profitable lines both in Individual and Group businesses. The decrease in individual lines was mainly driven by our Italian JV AXA MPS, switching production from less profitable traditional products to more innovative unit-linked products (Accumulator and Double Engine) in the context of a declining market, while the decrease in Group business stemmed from the non recurrence of a low margin credit card agreement negotiated in 1Q07 in Spain.

NBV increased sharply by 44% to Euro 15 million as a result of the strong improvement in business mix, with unit-linked share up from 9% to 27%. NBV margin was up 5.3 points to 15.4%.

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PROPERTY & CASUALTY

Property & Casualty revenues increased by 2% to Euro 8,885 million on a comparable basis2, as growth in France (up 3%), the Mediterranean Region (up 8%) and Asia (up 16%) was partly offset by a flat contribution from the United Kingdom and decreases in Switzerland and Germany (both down 1%).

This solid performance resulted from positive new business volumes with Personal Motor and Household net new contracts reaching 246,000 and 17,000 contracts respectively as well as prices holding up well across the board. Both Personal lines and Commercial lines were up 2%.
High growth markets (Asia, Turkey, Morocco and Gulf region), contributing 6% of total revenues, were up 19%.

Growth should accelerate in the upcoming quarters as 1Q08 was impacted by declines in Germany and Switzerland which renew most of their business on January 1st.

IFRS P&C Revenues Three months ended (Euro million)	March 31, 2007	March 31, 2008	Change on a reported basis	Change on a comparable basis
Property & Casualty	8,625	8,885	+3.0%	+2.0%
France	1,744	1,821	+4.4%	+3.2%
United Kingdom & Ireland	1,287	1,152	-10.4%	-0.1%
NORCEE[3]	3,950	3,932	-0.5%	-0.7%
of which Belgium	641	637	-0.6%	-0.0%
of which Switzerland	1,657	1,652	-0.3%	-0.9%
of which Germany	1,620	1,602	-1.1%	-1.1%
Mediterranean Region	1,342	1,547	+15.3%	+7.7%
Canada	217	232	+6.6%	+4.4%
Asia	84	200	+136.4%	+16.4%

The following comments are on a comparable basis.

• Personal lines (57% of P&C premiums) were up 2%.
Motor revenues grew by 2% mainly driven by (i) the Mediterranean Region (+6%), with Turkey (+16%) and the Gulf Region (+58%) as a result of strong net inflows and increase in average premiums, (ii) Asia (+19%) led by Korea and Japan benefiting from increases in both volumes and tariffs, partly offset (iii) by Germany (-3%) with continued pressure on tariffs and new competitors in the lower price segments and (iv) the United Kingdom (-5%) following actions taken to focus on profitability  in the intermediary business partly offset by strong growth at Swiftcover (+31%).

Non-motor revenues increased by 3% with strong growth in (i) the Mediterranean Region (+7%) led by Spain (+6%) with strong inflows in Health, (ii) France (+3%) and (iii) Switzerland (+4%), partly offset by lower contributions from (iv) the UK & Ireland (+1%) and (v) Germany (+2%).

• Commercial lines (41% of P&C premiums) were up 2%.
Motor revenues were up 1%, as the growth in France (+2%) driven by tariff increases and in Switzerland (+4%) further to new product launches (e.g. Auto basic) was offset by a flat evolution in the UK & Ireland and Germany.

Non-motor revenues were up 2%, as the strong growth (i) in the Mediterranean Region (+12%) driven by health business in the Gulf region and (ii) in France (+5%) fuelled by Construction, was partly offset by (iii) Switzerland (-4%) mainly due to a portfolio transfer in Travel business to AXA Corporate Solutions in 1Q08 and a competitive market in health and accident and (iv) Germany (-2%) mainly as a result of a weak market in Industrial Property.

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ASSET MANAGEMENT

Asset Management revenues of AllianceBernstein and AXA Investment Managers increased by 3% to Euro 1,071 million on a comparable basis2, driven by higher average assets under management including positive net new inflows of Euro 3.5 billion.

• AllianceBernstein revenues increased by 6% (or Euro +44 million) on a comparable basis to Euro 697 million. Management fees grew 7% (or Euro +39 million), the result of higher average assets under management (+4%) and improved business mix largely driven by the continued growth in Global and International services, partly offset by lower performance fees (or Euro -7 million). Institutional Research Services were up 20% (or Euro +15 million) to a record Euro 79 million.

• AXA Investment Managers revenues decreased by 2% (or Euro -6 million) on a comparable basis to Euro 374 million, with net management fees up 1% (or Euro +2 million) as the favorable impact from higher average assets under management (up 8%) was partially offset by an unfavorable product and client mix evolution due to equity market drop mainly impacting third party AUM. Other revenues were impacted by performance fees down Euro 5 million and real estate transactions down Euro 2 million.

• Assets Under Management of AllianceBernstein and AXA Investment Managers were Euro 992 billion as of March 31, 2008, as a result of negative market conditions (Euro -60 billion) and negative exchange rate impact (Euro -45 billion, mainly dollar), partly offset by positive net inflows (Euro +4 billion).

AllianceBernstein recorded net outflows of Euro -1.0 billion, as Euro -3.0 billion net outflows from retail clients were partly offset by Euro +1.7 billion net inflows from institutional clients and Euro +0.3 billion net inflows from private clients.

AXA Investment Managers net inflows of Euro +4.5 billion were driven by AXA’s Main funds (Euro +7.5 billion) partially offset by the retail segment (Euro -2 billion) and the institutional clients (Euro -1 billion).

	1Q 2008 AUM Roll-forward
(Euro billion)	Alliance Bernstein	AXA IM	Total
AUM at FY07	543.5	548.4	1,091.9
Net inflows	-1.0	4.5	3.6
Market appreciation	-42.4	-17.5	-59.9
Scope & other impacts	-	1.1	1.1
Forex impact	-35.3	-9.4	-44.8
AUM at 1Q08	464.7	527.2	991.9
Average AUM over the period	505.8	533.7	1,039.5
Change of average AUM on a reported basis	-9%	5%	-2%
Change of average AUM on a comparable basis	4%	8%	6%

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INTERNATIONAL INSURANCE

International Insurance revenues were up 5% to Euro 1,136 million on a comparable basis2, with AXA Corporate Solutions Assurance up 6%, driven by Marine and Property businesses, and AXA Assistance up 5%.

IFRS Revenues Three months ended (Euro million)	March 31, 2007	March 31, 2008	Change on a reported basis	Change on a comparable basis
International Insurance	1,718	1,136	-33.9%	+5.0%
AXA Corporate Solutions Assurance	859	889	+3.5%	+5.7%
AXA Assistance	173	177	+2.2%	+4.6%
AXA Cessions	72	53	-25.5%	+2.7%
Other International activities (a)	614	17	N/A	-11.1%

(a)   Other international activities included AXA RE in 2007. The sale of AXA RE's business to Paris Re Holdings was completed on December 21, 2006. AXA RE’s revenues, reported under “Other international activities” amounted to Euro 579 million in 1Q07. 100% of the business fronted on behalf of Paris Re was retroceded to Paris Re Holdings or its affiliates and therefore these amounts have been excluded from comparison on a comparable basis. The fronting was terminated on October 1st, 2007.

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Notes

1   Annual Premium Equivalent (APE) represents 100% of new business regular premiums + 10% of new business single premiums. APE is Group share.
2  Change is on a comparable basis and calculated at constant FX and scope.
3  Northern Central and Eastern Europe: Germany, Belgium, Switzerland, Central and Eastern Europe and Luxemburg.

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About AXA
AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Europe, North America and the Asia/Pacific area. AXA had Euro 1,281 billion in assets under management as of December 31, 2007. For full year 2007, IFRS revenues amounted to Euro 94 billion, IFRS underlying earnings amounted to Euro 4,963 million and IFRS adjusted earnings to Euro 6,138 million.
The AXA ordinary share is listed on compartment A of Euronext Paris under the ticker symbol CS (ISIN FR0000120628 – Bloomberg: CS FP – Reuters: AXAF.PA). The American Depository Share is also listed on the NYSE under the ticker symbol AXA.

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IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties.  Please refer to AXA's Annual Report on Form 20-F and AXA’s Document de Référence for the year ended December 31, 2007, for a description of certain important factors, risks and uncertainties that may affect AXA’s business.  In particular, please refer to the section "Special Note Regarding Forward-Looking Statements" in AXA's Annual Report on Form 20-F.  AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

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APPENDIX 1

LIFE & SAVINGS – Breakdown of APE between unit-linked, non unit-linked and mutual funds 12 main countries/regions and modeled business
First Quarter 2008 – Group Share

	1Q08 APE			% UL in APE (excl. mutual funds)		UL change on comparable basis
(Euro million)	UL	Non-UL	Mutual Funds	1Q07	1Q08
France	54	303		27%	15%	-47%
United States	263	60	96	69%	82%	+2%
United Kingdom	300	32		92%	90%	-15%

NORCEE
Germany	57	89		27%	39%	+68%
Switzerland	4	152	1	3%	3%	+28%
Belgium	8	88		10%	8%	-26%
Central & Eastern Europe	22	11	1	65%	66%	+46%

ASIA PACIFIC
Japan	22	111		14%	17%	+2%
Australia/New-Zealand	4	13	92	31%	24%	+37%
Hong Kong	14	14		63%	50%	-15%
South East Asia & China	17	11		--	64%	+39%

Mediterranean Region	26	70	2	9%	27%	+188%

Total	794	954	191	49%	45%	-5%

APPENDIX 2

Property & Casualty revenues – Split by business line – First Quarter 2008

	Personal Motor		Personal Non-Motor		Commercial Motor		Commercial Non-Motor
	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis

France	27%	+1%	25%	+3%	9%	+2%	38%	+5%
United Kingdom (a)	14%	-5%	37%	+1%	7%	-0%	39%	-0%

NORCEE	38%	-0%	19%	+2%	6%	+1%	35%	-3%
Of which Germany	38%	-3%	26%	+2%	6%	-0%	25%	-2%
Of which Belgium	30%	+1%	27%	+1%	7%	-4%	33%	-1%
Of which Switzerland	42%	+1%	9%	+4%	5%	+4%	45%	-4%

Mediterranean Region	47%	+6%	18%	+7%	7%	-0%	26%	+12%
Canada	31%	+7%	15%	+16%	7%	-3%	48%	+22%
Asia	72%	+19%	5%	+16%	3%	-9%	22%	+11%

Total	35%	+2%	22%	+3%	7%	+1%	34%	+2%

(a) Including Ireland.

APPENDIX 3

AXA Group IFRS Revenues – Comparison 1Q08 vs. 1Q07

Euro million	1Q07	1Q08	IFRS revenue change
	IFRS	IFRS	Reported	Comp. basis
Life & Savings	17,277	16,877	-2.3%	-2.4%
United States	4,012	3,439	-14.3%	-1.9%
France	4,313	3,976	-7.8%	-5.4%
United Kingdom	1,140	935	-18.0%	-8.7%
NORCEE	5,338	5,310	-0.5%	+0.8%
Of which Germany	1,518	1,477	-2.7%	-2.7%
Of which Switzerland	2,745	2,714	-1.1%	1.8%
Of which Belgium	957	989	3.4%	3.4%
Of which Central & Eastern Europe	103	113	8.9%	2.5%
Asia Pacific	2,053	1,897	-7.6%	-1.4%
Of which Japan	1,321	1,132	-14.3%	-7.6%
Of which Australia/New-Zealand	309	424	37.3%	36.2%
Of which Hong Kong	362	276	-23.6%	-13.0%
Of which South East Asia	108	113	4.4%	9.6%
Mediterranean Region	390	1,291	230.7%	-2.5%
Other countries	31	29	-5.2%	-7.2%
Property & Casualty	8,625	8,885	3.0%	2.0%
France	1,744	1,821	4.4%	3.2%
United Kingdom & Ireland	1,287	1,152	-10.4%	-0.1%
NORCEE	3,950	3,932	-0.5%	-0.7%
Of which Germany	1,620	1,602	-1.1%	-1.1%
Of which Belgium	641	637	-0.6%	-0.0%
Of which Switzerland	1,657	1,652	-0.3%	-0.9%
Mediterranean Region	1,342	1,547	15.3%	7.7%
Canada	217	232	6.6%	4.4%
Asia	84	200	136.4%	16.4%
International Insurance(a)	1,718	1,136	-33.9%	5.0%
AXA Corporate Solutions Assurance	859	889	3.5%	5.7%
Others	859	247	-71.2%	9.9%
Asset Management	1,150	1,071	-6.8%	3.3%
AllianceBernstein	753	697	-7.4%	5.9%
AXA Investment Managers	397	374	-5.7%	-1.7%
Banking	79	96	22.5%	12.0%

Total	28,850	28,066	-2.7%	-0.5%

(a) AXA RE's revenues amounted to Euro 579 million at 1Q07 and are excluded from comparison between 1Q07 and 1Q08 on a comparable basis.

APPENDIX 4

Life & Savings APE breakdown by country - 12 main countries/regions

(Euro million)	1Q07	HY07	9M07	FY07	1Q08	Change on a reported basis	Change on a comparable basis
United States	555	1,107	1,597	2,099	418	-24.6%	-11.4%
France	354	642	899	1,360	357	0.9%	-8.7%
United Kingdom	433	819	1,227	1,588	333	-23.2%	-13.3%

NORCEE	383	582	829	1,126	433	13.0%	6.6%
of which Germany	123	207	313	457	146	18.8%	12.2%
of which Belgium	110	183	255	340	96	-13.2%	-13.2%
of which Switzerland	128	147	187	222	157	22.2%	10.6%
of which Central & Eastern Europe	21	44	74	107	34	59.1%	48.5%

Asia Pacific	305	642	937	1,314	299	-1.7%	-2.1%
of which Japan	164	308	431	567	133	-18.7%	-12.1%
of which Australia/New-Zealand	100	266	402	545	109	8.4%	5.2%
of which Hong Kong	41	69	104	139	28	-30.6%	-6.3%
of which South East Asia & China				63	29		44.2%

Mediterranean Region	37	84	110	206	99	169.3%	-5.2%

Life & Savings APE	2,066	3,877	5,599	7,694	1,939	-6.2%	-6.3%

APPENDIX 5

Life & Savings NBV restated based on FY07 profitability factors – 2007/2008

(Euro million)	1Q07	HY07	9M07	FY07	1Q08	Change on a reported basis	Change on a comparable basis
United States	96	196	297	397	68	-29.4%	-19.2%
France	65	119	170	230	47	-28.6%	-28.6%
United Kingdom	36	74	115	140	17	-51.7%	-45.5%

NORCEE	120	183	267	376	146	21.3%	17.1%
of which Germany	40	64	105	166	55	37.7%	29.1%
of which Belgium	45	76	106	144	40	-10.6%	-10.6%
of which Switzerland	32	35	41	46	47	45.9%	39.9%
of which Central & Eastern Europe	4	8	14	19	5	16.3%	10.4%

Asia Pacific	132	260	403	586	131	-0.5%	4.0%
of which Japan	103	197	305	440	97	-5.5%	1.7%
of which Australia/New-Zealand	8	24	40	51	9	9.1%	5.9%
of which Hong Kong	21	39	59	77	16	-21.3%	1.1%
of which South East Asia & China				18	8		47.0%

Mediterranean Region	6	17	26	43	15	150.2%	44.1%

Life & Savings NBV	455	848	1,278	1,772	423	-6.9%	-4.7%

APPENDIX 6

AXA Group IFRS Revenues in local currency – Discrete quarters 2007/2008

(In million local currency except Japan in billion)	1Q07	2Q07	3Q07	4Q07	1Q08
Life & Savings
United States	5,258	5,654	5,601	5,738	5,157
France	4,313	3,479	3,407	3,846	3,976
United Kingdom	765	846	771	785	708
Asia Pacific
of which Japan	201	210	197	202	185
of which Australia/New-Zealand	515	600	614	537	701
of which Hong Kong	3,690	2,729	3,131	3,820	3,212
NORCEE
of which Germany	1,518	1,467	1,486	1,729	1,477
of which Switzerland	4,434	837	580	907	4,342
of which Belgium	957	671	617	828	989
of which Central & Eastern Europe	103	98	106	115	113
Mediterranean Region	390	540	335	653	1,291
Property & Casualty
France	1,744	1,151	1,286	1,148	1,821
United Kingdom & Ireland	863	975	849	787	873
NORCEE
of which Germany	1,620	582	707	597	1,602
of which Switzerland	2,676	250	156	160	2,643
of which Belgium	641	514	493	464	637
Mediterranean Region	1,342	1,353	1,128	1,453	1,547
Canada	334	442	417	393	349
International Insurance
AXA Corporate Solutions Assurance	859	337	314	294	889
Others, including AXA RE	859	433	316	154	247
Asset Management
AllianceBernstein	987	1,077	1,076	1,148	1,045
AAXA Investment Managers	397	458	430	447	374
Banking	80	76	89	79	87

APPENDIX 7 – 1Q08 press releases

Earnings

•	01/31/2008 AXA FY07 activity indicators

•	02/28/2008 AXA FY07 earnings

Merger, acquisitions and disposals

•	02/06/2008 AXA to buy out OYAK’s 50% stake in AXA OYAK

•	02/12/2008 AXA acquires leading Mexican insurer ING Seguros

Other

•	02/28/2008 Chair of the AXA Supervisory Board

Please refer to the following web site address for further details: http://www.axa.com/en/press/pr/

APPENDIX 8 – 1Q08 significant operations on AXA shareholders equity and debt

Shareholders equity
No significant change.

Debt
No significant change.